233 S. Wacker Drive, Suite 5800
Chicago, Illinois 60606
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

FIRM / AFFILIATE OFFICES
Abu Dhabi	Moscow
Barcelona	Munich
Beijing	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Riyadh
Frankfurt	Rome
Hamburg	San Diego
Hong Kong	San Francisco
Houston	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.

December 8, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Mail Stop 3720
Attention: Lilyanna Peyser, Staff Attorney
Re:	Ulta Salon, Cosmetics & Fragrance, Inc.
Form 10-K for the fiscal year ended January 30, 2010
Filed March 31, 2010
Forms 10-Q for the periods ended May 1, 2010, July 31, 2010, and October 30, 2010
Filed June 3, 2010, September 2, 2010, and December 2, 2010, respectively
Definitive Proxy Statement on Schedule 14A
Filed May 7, 2010
File No. 1-33764
Dear Ms. Peyser:
     On behalf of Ulta Salon, Cosmetics & Fragrance, Inc. (the “Company”) and to confirm our telephone conversation of Tuesday, December 7, 2010, you have agreed to the Company’s request for an extension of time of ten (10) business days, until January 4, 2011, to submit its response to the Securities and Exchange Commission’s comment letter dated December 3, 2010. Please do not hesitate to contact me at (312) 876-6521 or Mark Ditto at (312) 777-7106 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Richard Meller

Richard Meller
of LATHAM & WATKINS LLP
cc:	Robert Guttman, Ulta Salon, Cosmetics & Fragrance, Inc. Gregg Bodnar, Ulta Salon, Cosmetics & Fragrance, Inc. Scott Settersten, Ulta Salon, Cosmetics & Fragrance, Inc.